January 16, 2008

SEC
Mail Processing
Section

JAN 17 2008

Washington, DC
103

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

08000285

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding change of board meeting date, dated December 14, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 15, 2007;

(2) The Company's announcement regarding notice of board meeting, dated December 11, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 12, 2007;

(3) The Company's announcement regarding the notice of the unaudited results of third quarter and nine months ended September 30, 2007 of China Fishery Group Limited, published (in English language) in South China

dlw 1/22

Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 15, 2007;

(4) The Company's announcement regarding the notice of the unaudited results of second quarter and first half year ended September 30, 2007 of Pacific Andes (Holdings) Limited, dated November 14, 2007, published (in English language) in South Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 15, 2007;

(5) The Company's announcement regarding scrip dividend scheme in relation to the final dividend for the year ended March 31, 2007, dated September 19, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on September 20, 2007; and

(6) The Company's announcement regarding voting results of annual general meeting, resignation of director and change in company secretary and qualified accountant, dated September 17, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on September 18, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\46sec.doc

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION

CHANGE OF BOARD MEETING DATE

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201–10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 14 December 2007 until 14 January 2008. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 14 December 2007

香港經濟日報
2007年12月15日 星期六

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

通知

更改董事會會議日期通知

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由二零零七年十二月十四日起至二零零八年一月十四日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
陳德熹
公司秘書

香港，二零零七年十二月十四日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION
NOTICE OF BOARD MEETING

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 11 December 2007 until 11 January 2008. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 11 December 2007

2007年12月12日 星期三 | 香港經濟日報

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

通知

董事會會議通知

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由二零零七年十二月十一日起至二零零八年一月十一日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
陳德熹
公司秘書

香港，二零零七年十二月十一日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2007 OF CHINA FISHERY GROUP LIMITED

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 14 November 2007 until 14 December 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 14 November 2007

香 港 經 濟 日 報 2007年11月15日 星期四

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

(股份代號：1174)

通知

中漁集團有限公司
截至二零零七年九月三十日止
第三季度及九個月之
未經審核業績公告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。*此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。*投資者應覽閱上述公告以了解詳情。

由二零零七年十一月十四日起至二零零七年十二月十四日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
陳德熹
公司秘書

香港，二零零七年十一月十四日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF SECOND QUARTER AND FIRST HALF YEAR ENDED 30 SEPTEMBER 2007 OF PACIFIC ANDES (HOLDINGS) LIMITED

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201–10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 14 November 2007 until 14 December 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 14 November 2007

香港經濟日報 2007年11月15日 星期四

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司
（於百慕達註冊成立之有限公司）
（股份代號：1174）

通知

太平洋恩利（控股）有限公司
截至二零零七年九月三十日止
第二季及上半年度之
未經審核業績公告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由二零零七年十一月十四日起至二零零七年十二月十四日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
陳德熹
公司秘書

香港，二零零七年十一月十四日

THURSDAY, SEPTEMBER 20, 2007 **SOUTH CHINA MORNING POST**

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. **This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201-10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 19 September 2007 until 19 October 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 19 September 2007

* *For identification purpose only*

香港經濟日報
2007年9月20日 星期四

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

通知

有關截止二零零七年三月三十一日止年度末期股息之以股代息計劃

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。**此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。**投資者應覽閱上述公告以了解詳情。

由二零零七年九月十九日起至二零零七年十月十九日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201-10室免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
陳德熹
公司秘書

香港 二零零七年九月十九日

*僅供識別

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTIFICATION

VOTING RESULTS OF ANNUAL GENERAL MEETING RESIGNATION OF DIRECTOR AND CHANGE IN COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Pacific Andes International Holdings Limited at pacificandes.quamir.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. **This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Rooms 3201–10, Hong Kong Plaza, 188 Connaught Road West, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:00 p.m., Mondays to Fridays, from 17 September 2007 until 17 October 2007. A printed copy of the results announcement is available upon request at HK$1 per page.

By Order of the Board
Chan Tak Hei
Company Secretary

Hong Kong, 17 September 2007

* *For identification purpose only*

香 港 經 濟 日 報
2007年9月18日　　星期二

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：1174)

通知

股東週年大會表決結果
董事辭任及更換公司秘書及合資格會計師

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司訊息」一欄及太平洋恩利國際控股有限公司的網站(pacificandes.quamir.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。**此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。**投資者應覽閱上述公告以了解詳情。

由二零零七年九月十七日起至二零零七年十月十七日止，公眾人士可於星期一至五上午九時至下午十二時三十分及下午一時三十分至下午五時到香港干諾道西188號香港商業中心3201－10室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣一元。

承董事局命
陳德豪
公司秘書

香港，二零零七年九月十七日

* *僅供識別*

END